May 3, 2021
VIA EDGAR
The United States Securities
    and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:	Nationwide VL Separate Account-G
Nationwide Life and Annuity Insurance Company
File No. 333-215173 (Nationwide Variable Universal Life Accumulator and Nationwide Variable Universal Life Accumulator – Series H – Post-Effective Amendment No. 6)
File No. 333-223705 (Nationwide Marathon Variable Universal Life Ultra – Post-Effective Amendment No. 4)
File No. 333-215169 (Nationwide Variable Universal Life Protector and Nationwide Variable Universal Life Protector – Series H – Post-Effective Amendment No. 7)
and
Nationwide Variable Account-II
Nationwide Life Insurance Company
File No. 333-177439 (Nationwide Destination B 2.0 – Post Effective Amendment No. 33)
Dear Ms. Marquigny:
We are filing this correspondence in relation to the above referenced Registration Statements on behalf of Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company (collectively, "Nationwide") and each of the respective separate accounts, Nationwide Variable Account-II and Nationwide VL Separate Account-G (the "Variable Accounts") which are each registered as unit investment trusts under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
In February 2021, Nationwide filed the above referenced Post-Effective Amendments to the Registration Statements. Nationwide received your oral comments to the Post-Effective Amendments on April 8, 2021 and April 12, 2021. On April 21, 2021, Nationwide filed responses to your oral comments via correspondence filings. On April 28, 2021, Nationwide received your additional oral comments to the April 21 correspondence filings. The revisions specified in this correspondence filing are as a result of your oral comments on April 28.
Response numbers referenced below refer to the April 21, 2021, correspondence filings for each of the respective Registration Statements.
Nationwide Variable Universal Life Accumulator and Nationwide Variable Universal Life Accumulator – Series H (File No. 333-215173) and Nationwide Marathon® Variable Universal Life Ultra (File No. 333-223705):
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(1)	Response #6, Percent of Premium Charge. Please confirm that the $100 per $1,000 of Premium is the absolute maximum. Separately, please explain how this charge works in the sense that it could vary based on individual characteristics but currently does not.
Response. Nationwide confirms that the $100 per $1,000 of Premium is the absolute maximum. As stated within the existing disclosure in the Percent of Premium Charge provision, the percent of Premium charge is currently a stipulated percentage that does not vary based on individual characteristics of the insured; however, as stated it could vary based upon the insured’s age, sex, rate class, rate type, etc.
(2)	Response #27(b), Surrender Charge. The revised language now reads "maximum and current non-guaranteed". For clarity, please delete the word "non-guaranteed" so that it’s just "maximum and current".
Response. The word "non-guaranteed" was removed from this sentence for the May 1, 2021 prospectus. The revised sentence reads as follows:
For policies with applications signed on or after June 14, 2021 or the date of state availability of the surrender charge waiver option, whichever is later, that elect the option, all surrender charges will be waived in all policy years and the maximum and current per $1,000 of Specified Amount charge rates will be greater than they would be if the surrender charge waiver option is not elected, see Per $1,000 of Specified Amount Charge.
(3)	Response #46, Calculation of the Accelerated Death Benefit for Chronic Illness. With respect to the added language, the Staff is of the view that a statement telling investors to contact the Service Center to obtain specific values for their own individual circumstances is not an acceptable solution for an example. Please be advised that going forward we will expect the examples to be more user friendly. In addition, note that the registrant will not receive acceleration for new registrations for such examples that are not user friendly.
Response. Nationwide represents that the May 1, 2021 prospectus will be supplemented to update the identified example for all impacted registration statements. Nationwide also represents that it will continue to work with the Staff on this disclosure, and the updates will be filed for review with Pre-Effective Amendment No. 1 to File No. 333-253123 (Nationwide Advisory Variable Universal Life).
Nationwide Variable Universal Life Protector and Nationwide Variable Universal Life Protector – Series H (File No. 333-215169):
(1)	Response #58, Cost of Insurance Charge. The prior comment asked to state the current charge in the narrative description. The registrant may show a range of current fees, just like the range of maximum fees shown, as other insurers appear capable of doing this the Staff expects Nationwide is equally able to represent a range of current fees. Going forward, please ensure this change is properly integrated in future filings.
Response. Nationwide represents that the May 1, 2021 prospectus will be supplemented to disclose a range for the current charge.
(2)	Response #63, Overloan II / Eligibility. Reissuing prior comment. Specifically, with respect to the 3rd bullet point for eligibility, please clarify whether the 15 year threshold requirement means 15 consecutive years, or in the case of reinstated policies, 15 total years in force.
Response. In addition to the response reference to Comment #31 for File No. 333-215173 and File No. 333-223705, Nationwide’s prior response should have also referenced the response to Comment #30 for File No. 333-215173 and File No. 333-223705. Nationwide confirms that the revision per that response to Comment #30 was incorporated for the May 1, 2021 prospectus for File No. 333-215169. Specifically, that response to Comment #30 stated that:
"Nationwide has revised the identified disclosure as follows (emphasis added):
The 15th policy anniversary has been reached, regardless of any period of lapse, and the policy is currently In Force; and
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(3)	Response #85, Accelerated Death Benefit for Chronic Illness Rider / Example. Same comment as for Response #46 above for File No. 333-215173 and File No. 333-223705.
Response. Nationwide reiterates the response from above – Nationwide represents that the May 1, 2021 prospectus will be supplemented to update the identified example for all impacted registration statements. Nationwide also represents that it will continue to work with the Staff on this disclosure, and the updates will be filed for review with Pre-Effective Amendment No. 1 to File No. 333-253123 (Nationwide Advisory Variable Universal Life).
(4)	Response #90, Accelerated Death Benefit for Critical Illness Rider / Calculation of the Accelerated Death Benefit. Same comment as per Response #85 (Response #46 for File No. 333-215173 and File No. 333-223705), but with respect to the Chronic Illness Rider example.
Response. Nationwide again reiterates the response from above – Nationwide represents that the May 1, 2021 prospectus will be supplemented to update the identified example for all impacted registration statements. Nationwide also represents that it will continue to work with the Staff on this disclosure, and the updates will be filed for review with Pre-Effective Amendment No. 1 to File No. 333-253123 (Nationwide Advisory Variable Universal Life)..
Nationwide Destination B 2.0 (File No. 333-177439):
(1)	Response #11, Base Contract Fee. As it is a single class of contracts, the Staff expects both the minimum and maximum to reflect the 1.33%. Please revise.
Response. Nationwide respectfully disagrees, and believes this would be misleading to represent the Base Contract minimum fee as 1.33% in the KIT, as this does not accurately reflect the contractual minimum (1.30%) that applies where the Contract Maintenance Charge is permanently waived. Nationwide believes this aligns with Instruction 2(c)(i)(F) to Item 2 of Form N-4. Accordingly, Nationwide declines to revise the Base Contract minimum fee from 1.30%.
(2)	Response #25, Purchase Payment Credit Risk. The response left out (b) from the prior comment. The new risk disclosure should be consistent with the cover page disclosure. Therefore, please add a statement to this risk provision stating "expenses may be lower for contracts that do not provide Purchase Payment Credits".
Response. Nationwide represents that the May 1, 2021 prospectus will be supplemented to update the Purchase Payment Credit Risk to state as follows (emphasis added):
Purchase Payment Credit Risk. The contract applies Purchase Payment Credits when certain cumulative purchase payments reach certain aggregate levels. The Purchase Payment Credits increase Contract Value which will increase the total dollar amount of fees that Nationwide collects. Nationwide may make a profit from the additional charges and over time, the benefit of the Purchase Payment Credits could be more than offset by the additional charges assessed to the contract. A contract without credits may cost less.
(3)	Response #64, Statements and Reports. Since the investor won’t know whether the other delivery methods are permitted, please revise your prior 3rd bullet (in relation to semi-annual and annual reports) to state substantially similar to "investors will receive an annual report or notice of availability of an annual report".
Response. To clarify, Nationwide’s prior response was intended to replace the first two paragraphs of the Statements and Reports provision in their entirety. Accordingly, the prior third bullet was deleted as part of this replacement, and therefore Nationwide believes further revision is not necessary at this time. The revised initial paragraphs of that provision now state as follows:
Statements and Reports
Nationwide’s default delivery method is U.S. mail and Nationwide will deliver required documents by U.S. mail unless other delivery methods (e.g. electronic delivery) are permitted by law or regulation. Therefore, Contract Owners should promptly notify the Service Center of any address change.
Nationwide will mail to Contract Owners:
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

(1)	statements showing the contract's quarterly activity; and
(2)	confirmation statements showing transactions that affect the contract's value. Confirmation statements will not be sent for recurring transactions (i.e., Dollar Cost Averaging or salary reduction programs). Instead, confirmation of recurring transactions will appear in the contract's quarterly statements; and
Contract Owners can receive information from Nationwide faster and reduce the amount of mail received by signing up for Nationwide's eDelivery program. Nationwide will notify Contract Owners by email when important documents (statements, prospectuses, and other documents) are ready for a Contract Owner to view, print, or download from Nationwide's secure server. To choose this option, go to: www.nationwide.com.
Contract Owners should review statements and confirmations carefully. All errors or corrections must be reported to Nationwide immediately to assure proper crediting to the contract. Unless Nationwide is notified within 30 days of receipt of the statement, Nationwide will assume statements and confirmation statements are correct.
(4)	Form of Initial Summary Prospectus. The response letter is missing a prior comment in relation to cross-referenced disclosure sections in the ISP. We note that the ISP includes several cross references to disclosure section headings. Please clarify whether these sections refer to disclosure in the Statutory Prospectus or the ISP.
Response. Nationwide represents that prior to usage and implementation of the ISP, the ISP cross references will be clarified to specify, as appropriate, whether the section references refer to disclosure in the Statutory Prospectus or the ISP.
Please contact me direct at (614) 249-8061 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life and Annuity Insurance Company
Nationwide Life Insurance Company
/s/ M. Andrew Kress
M. Andrew Kress
Counsel
cc:	Ms. Rebecca Marquigny
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies